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Filed by Novellus Systems, Inc.


Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities and Exchange Act of 1934, as amended.

Commission File No.: 0-17157

Subject Company:  Novellus Systems, Inc. and GaSonics International Corporation

Richard Hill:       Good morning, ladies and gentlemen. Thanks for joining us on such short notice. As most of you have read by now in our press release, last evening we signed a definitive agreement with GaSonics to acquire 100 percent of that company. I'm here this morning with Asuri Raghavan, who is the President and CEO of GaSonics, along with Bob Smith, the Novellus
                    Executive VP and Chief Financial Officer.

                    What we're going to do this morning is first outline the deal, talk about the overall business strategy and then Mr. Raghavan will talk about the business relative to GaSonics and we'll then come back to me and we'll open it up for some questions.

                    So first I'd like to turn it over to Bob Smith who will give you the parameters of the deal and then I'll return to talk about the business strategy.

                    Thanks very much.

                    Bob.

Bob Smith:          Thank you, Rick. By now you should have seen our press
                    release concerning Novellus' acquisition of GaSonics
                    International. And some of our comments today during this presentation and during the question and answer following, which refer to our expectations, beliefs, hopes and other anticipated future events, are forward looking statements.
                    Please keep in mind that the actual results could differ materially from those projected in any of our forward looking statements. And we've provided additional information in today's press release. Our form 10-K for Novellus in 1999 and previous form 10-Q's concerning factors that could cause actual results to differ materially from those in forward looking statements. If you do not have a copy of the press release, the form 10-K or the form 10-Q, we'd be happy to provide one to you.

                    Novellus will acquire all of the outstanding shares of GaSonics, which are approximately 18 million shares in a stock for stock merger transaction valued at $347 million for the GaSonics shares. The total offer value would deduct the net cash of $62 million of GaSonics resulting in the transaction value to Novellus of approximately $285 million. The time length to complete the transaction involves regulatory filings such as Hart Scott Rodino and SEC filings as well as shareholder votes regarding the transaction from the shareholders of GaSonics. And the time line this would bring an effective date in the merger sometime in the first quarter of 2001. The accounting for the transaction will be pooling of interest and it's expected that the earnings per share effect of the transaction would be immediately accretive and the 2001 accretion value would be in the range of 5 to 9 cents per share of Novellus shares.

                    Thank you, and I'll turn the meeting back to Rick.


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R. Hill:            Thanks, Bob. As most of you know, Novellus' strategy is to focus on the interconnect. And we see one of the major frontiers in continuing to increase the performance and yields for our customer is in the area of strict clean and surface preparation. We're pleased to have GaSonics become a major cornerstone in our new newly formed surface preparation group. Asuri Raghavan, who's a seasoned executive, will become the executive vice president of our surface preparation group, and John Chenault will remain the Executive Vice President of our deposition group.

                    Now what does this acquisition bring to Novellus? First of all, I believe it brings a seasoned executive as well as other seasoned talent and management talent from GaSonics that truly understand the equipment business. It also brings us solid technical talent and human resources focused on one of the most important steps in the integrated circuit process right prior to deposition. We've worked very closely with GaSonics as part of the alliance to deliver copper to our customer base and we believe that this strategic acquisition offers significant growth opportunities for both companies.

                    In addition, what we acquire is a profitable ongoing business. We also acquire strong R&D and an emerging application that we feel can have significant leverage in our business and differentiate us from our competition. We also acquire plant and facility which will help support the growth of the combined entity.

                    Now what does Novellus provide to GaSonics? And I am sure Mr. Raghavan will expand on this particular issue, but from my perspective it provides to GaSonics a strong infrastructure in sales, marketing and engineering to enhance the positioning and sales of their existing products, particularly in Asia. In addition, it provides engineering expertise that will be made available to this new surface preparation group to accelerate existing product development and new product development which will bring science and technology and productivity to a segment of the business that is fast becoming the yield and performance limiter to our customers. In addition, Novellus has the capital and the balance sheet with over a billion dollars in cash to help rapidly expand this business.

                    Now let me reiterate our strategy. We're focused on advanced interconnects. And this is just the first step that we see in becoming and continuing to maintain our leadership in innovation of advanced interconnects.

                    Now let me turn it over to Asuri Raghavan who is more conveniently known as Rags.

                    Rags.

Asuri Raghavan:     Thanks, Rick. [Inaudible] this is a great opportunity for
                    GaSonics and Novellus. For those of you who follow GaSonics, I'd like to, before I make my comments, I'd like to remind you that we are in our quiet period and our fiscal Q-4 and fiscal year 2000 results will be released next week. And my comments that follow should be viewed in that context.

                    Those of you who follow us also know that we are leaders in photoresist removal and residue removal technology. We've innovated, we've introduced new technology, specifically with our radio products which are focused on dry [inaudible] cleans, copper and locate dielectrics. This is a market that is rapidly evolving to be a technology player.

                    This acquisition helps us in a few ways. First, in terms of infrastructure. GaSonics has a very strong presence in the U.S. and in Europe, over 70 percent of our business comes from these two regions. Novellus, on the other hand, accounts the three Asian boundary groups in it's top ten list of customers, and therefore, what we hope to do is to leverage GaSonics' very strong technology and product presence with an extraordinarily strong


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                    distribution system in Asia, and this should help the
                    company to rapidly proliferate our presence into the Asian customer base.

                    Second, the engineering bench strength of Novellus is legendary. And the hugely successful vector product is just the latest example. GaSonics is also, over the last few years, introduced a variety of new process technology. Our radio product is one example. Our acquisition and induction of the Gamma Precision Products team into the company is another. And this union between the two companies enables us to focus on bringing new products and new technologies to the customer. Existing technologies and products will get into the market much more rapidly and new products will be developed from an inventory of development that should enable us to be first into the market and take advantage of that early presence.

                    Over the long term, of course, we expect to be the core of the surface preparation group. And the resulting benefits to customers in terms of new products and new technologies will evolve and become apparent as time goes by.

                    With that, I'll turn it over back to Rick.

R. Hill: Thanks, Rags. As we reported, this will be an accretive transaction from the get-go. It's strategically important for Novellus and offers growth opportunities, not only for the business that we've acquired but also our deposition business as we build strategic differentiation in preparing the surface prior to deposition. We've already been working together through the alliance and this will enhance the working relationship in such a way that we believe we can accelerate our growth into these new markets.

Q & A Now, with that, I'd like to open it up for any questions that you might have.

Closing Remarks

R. Hill: Thank you very much for joining us at this early hour. We believe that this acquisition is a major opportunity for Novellus and for the employees and people of GaSonics as well as the shareholders of GaSonics. And we look forward to future quarters where we can announce positive results for you.

                    Thanks very much, and we'll talk to you at the end of the fourth quarter.

                    Thanks very much.



                    YOU ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS TO BE INCLUDED IN THE NOVELLUS SYSTEMS, INC. REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE TRANSACTION TO BE FILED WITH THE SEC WHEN IT IS AVAILABLE BECAUSE THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM S-4 WILL CONTAIN IMPORTANT INFORMATION. YOU CAN GET COPIES OF THE PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT ON FORM S-4, AND ANY OTHER RELEVANT DOCUMENTS, FOR FREE AT THE SEC'S WEB SITE AND COPIES OF OUR REPORTS, PROXY STATEMENTS AND OTHER INFORMATION REGARDING US FILED WITH THE SEC ARE AVAILABLE FREE FROM US. REQUESTS FOR DOCUMENTS RELATING TO US SHOULD BE DIRECTED TO NOVELLUS SYSTEMS, INC., 4000


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                    N. FIRST STREET, SAN JOSE, CA 95134, ATTENTION: INVESTOR
                    RELATIONS (408) 823-4823. REQUESTS FOR DOCUMENTS RELATING TO GASONICS INTERNATIONAL CORPORATION SHOULD BE DIRECTED TO GASONICS INTERNATIONAL CORPORATION, 404 EAST PLUMERIA DRIVE, SAN JOSE, CA 95134-1912 ATTENTION: INVESTOR RELATIONS (408) 570-7391.

                    EXCEPT FOR THE HISTORICAL INFORMATION PRESENTED, CERTAIN MATTERS DISCUSSED IN THIS PRESS RELEASE ARE FORWARD-LOOKING STATEMENTS THAT ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS. FORWARD-LOOKING STATEMENTS IN THIS RELEASE INCLUDE STATEMENTS REGARDING FINANCIAL FORECASTS, MARKET GROWTH PREDICTIONS, LEADERSHIP POSITIONS, BRINGING NEW TECHNOLOGIES AND PRODUCTS TO THE MARKET, AND THE LIKELIHOOD AND TIMING OF CLOSING. FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY INCLUDE RISKS AND UNCERTAINTIES SUCH AS THE FAILURE OF GASONICS' TECHNOLOGY TO COMPLEMENT AND/OR BROADEN NOVELLUS' CURRENT TECHNOLOGIES, THE ABILITY OF THE COMBINED COMPANY TO CREATE ANTICIPATED SYNERGIES AND INCREASED PRODUCT SALES AS A RESULT OF THE ACQUISITION, AND POSSIBLE DIFFICULTIES IN COMBINING THE OPERATING PLANS AND SCIENTIFIC CULTURES OF NOVELLUS AND GASONICS. THESE RISKS ARE DETAILED FROM TIME TO TIME IN NOVELLUS' AND GASONICS' PUBLIC DISCLOSURE FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (SEC), INCLUDING NOVELLUS' ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999, NOVELLUS' QUARTERLY REPORTS ON FORM 10-Q FOR THE FISCAL QUARTERS ENDED MARCH 31, 2000, JUNE 30, 2000, AND SEPTEMBER 30, 2000,
                    NOVELLUS' REGISTRATION STATEMENT ON FORM S-3 FILED ON APRIL 5, 2000, AND NOVELLUS' FORM 8-K FILED ON APRIL 21, 2000, GASONICS' ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 1999, GASONICS' QUARTERLY REPORTS ON FORM 10-Q FOR THE FISCAL QUARTERS ENDED DECEMBER 31, 1999, MARCH 31, 2000, AND JUNE 30, 2000, GASONICS' REGISTRATION STATEMENTS ON FORM S-3 FILED ON APRIL 10, 2000 AND OCTOBER 3, 2000, AND GASONICS' FORM 8-K FILED ON SEPTEMBER 27, 2000. COPIES OF NOVELLUS' AND GASONICS' PUBLIC DISCLOSURE FILINGS WITH THE SEC ARE AVAILABLE FROM THEIR RESPECTIVE INVESTOR RELATIONS DEPARTMENTS.



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